                                                                     EXHIBIT 7.2

PRO FORMA FINANCIAL INFORMATION


                              CALLAWAY GOLF COMPANY

                   PRO FORMA CONSOLIDATED CONDENSED STATEMENTS
                                   (UNAUDITED)


      The following unaudited pro forma consolidated condensed balance sheet reflects the September 30, 2003 balance sheet of Callaway Golf Company (the "Company"), which includes the acquisition of TFGC Estate Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc., the "Seller") in a two step process. The acquisition of the domestic operations of The Top-Flite Golf Company was completed on September 15, 2003 and the acquisition of the international operations was completed on October 1, 2003. The pro forma balance sheet at September 30, 2003 reflects certain assets and liabilities of the international operations acquired on October 1, 2003 as if they were acquired on September 30, 2003.

      The following unaudited pro forma consolidated condensed statement of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002 gives effect to the Company's acquisition of The Top-Flite Golf Company as if it had occurred at the beginning of each period presented. The Company's statement of operations for the nine months ended September 30, 2003 includes the two week period of operations for the domestic operations of the Seller subsequent to the acquisition on September 15, 2003. The Seller's statement of operations for the nine months ended September 30, 2003 and year ended December 31, 2002 includes the domestic operations of the Seller from January 1, 2002 to September 14, 2003 (the day prior to the date of acquisition) and the international operations of the Seller for the nine-month period ended September 30, 2003 and year ended December 31, 2002. Until September 15, 2003, the Top-Flite golf business in the United States was operated as part of, and was integrated with, the other businesses of Spalding Sports Worldwide. The pro forma results of operations, therefore, are based upon an estimated allocation of personnel and costs with regard to the manner in which the Top-Flite golf business was structured and operated as part of Spalding Sports Worldwide. The allocated personnel and costs are not necessarily indicative of the personnel and costs that would have been included had the Top-Flite business been operated as part of Callaway Golf Company since the beginning of the periods presented. As a result, the pro forma results of operations are not necessarily indicative of the results of operations for the periods presented had the acquisition been completed at the beginning of the periods presented.

      The financial statements should be read in conjunction with the notes to the pro forma unaudited consolidated condensed financial statements, which follow, the financial statements of the Company and related notes thereto (as previously filed), and the financial statements of SHC Inc. and related notes thereto, included herewith. A full determination of the allocation of the aggregate acquisition costs will be made within twelve months of the effective acquisition date, upon receipt of a final independent valuation analysis of tangible and intangible assets. It is anticipated that the final allocation will not differ materially from the preliminary allocation.


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
                              CALLAWAY GOLF COMPANY

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                   (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    CALLAWAY GOLF
                                                       COMPANY        PRO FORMA
                                                     HISTORICAL      ADJUSTMENTS         PRO FORMA
                                                    SEPTEMBER 30,     INCREASE/        SEPTEMBER 30,
                                                        2003         (DECREASE)            2003
                                                    -------------    -----------       -------------
ASSETS
Current assets:
  Cash and cash equivalents                           $  72,835       $                  $  72,835
  Accounts receivable, net                              136,329          16,468 (a)        152,797
  Inventories, net                                      141,174           9,035 (a)        150,209
  Deferred taxes                                         34,531                             34,531
  Prepaid investment in Top-Flite International          29,954         (29,954)(a)             --
  Other current assets                                   11,002                             11,002
                                                      ---------       ---------          ---------
    Total current assets                                425,825          (4,451)           421,374

Property, plant and equipment, net                      194,044           4,494 (a)        198,538
Intangible assets, net                                  150,538                            150,538
Goodwill                                                 19,281                             19,281
Deferred taxes                                            5,218                              5,218
Other assets                                             16,266                             16,266
                                                      ---------       ---------          ---------
                                                      $ 811,172       $      43          $ 811,215
                                                      =========       =========          =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses               $  79,168       $                  $  79,168
  Accrued employee compensation and benefits             28,425                             28,425
  Accrued warranty expense                               13,615                             13,615
  Note payable, current portion                             811                                811
  Long-term debt, current portion                           400                                400
  Capital leases, current portion                           196              43 (a)            239
  Income taxes payable                                   34,452                             34,452
                                                      ---------       ---------          ---------
         Total current liabilities                      157,067              43            157,110

Long-term liabilities:
  Deferred compensation                                   8,204                              8,204
  Energy derivative valuation account                    19,922                             19,922
  Long-term debt                                          4,617                              4,617
  Capital leases, long-term portion                         211                                211

Shareholders' equity:
  Preferred Stock, $.01 par value                            --                                 --
  Common Stock, $.01 par value                              836                                836
  Paid-in capital                                       377,266                            377,266
  Unearned compensation                                      --                                 --
  Retained earnings                                     504,546                            504,546
  Accumulated other comprehensive gain                      778                                778
  Less: Grantor Stock Trust held at market value       (128,724)                          (128,724)
                                                      ---------       ---------          ---------
                                                        754,702                            754,702
  Less: Common Stock held in treasury, at cost         (133,551)                          (133,551)
                                                      ---------       ---------          ---------
Total shareholders' equity                              621,151                            621,151
                                                      ---------       ---------          ---------
                                                      $ 811,172       $      43          $ 811,215
                                                      =========       =========          =========

   The accompanying notes are an integral part of these financial statements.


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
                              CALLAWAY GOLF COMPANY

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     CALLAWAY GOLF       TOP-FLITE GOLF        PRO FORMA
                                                  COMPANY HISTORICAL        COMPANY           ADJUSTMENTS          PRO FORMA
                                                  NINE MONTHS ENDED     NINE MONTHS ENDED     INCREASE /       NINE MONTHS ENDED
                                                  SEPTEMBER 30, 2003   SEPTEMBER 30, 2003     (DECREASE)       SEPTEMBER 30, 2003
                                                  ------------------   ------------------     -----------      ------------------
Net sales ......................................       $ 667,430            $ 191,038          $                    $ 858,468
Cost of goods sold .............................         332,878              115,103             (2,514)(e)          445,467
                                                       ---------            ---------          ---------            ---------
  Gross profit .................................         334,552               75,935              2,514              413,001

Operating expenses:
  Selling ......................................         149,527               68,964               (838)(e)          217,653
  General and administrative ...................          43,154               23,837               (649)(b)
                                                                                                   1,611 (d)
                                                                                                    (838)(e)           67,115
  Research and development .....................          20,648                2,783                                  23,431
                                                       ---------            ---------          ---------            ---------
    Total operating expenses ...................         213,329               95,584               (714)             308,199
                                                       ---------            ---------          ---------            ---------

Income from operations .........................         121,223              (19,649)             3,228              104,802
Other income (expense), net ....................           1,470                3,612                                   5,082
Interest expense, net ..........................            (125)             (27,597)            27,391 (c)             (331)
                                                       ---------            ---------          ---------            ---------
Income (loss) from continuing operations
 before income taxes ...........................
                                                         122,568              (43,634)            30,619              109,553

Provision for (benefit from) income taxes ......          43,613               (6,803)             5,916 (f)           42,726
                                                       ---------            ---------          ---------            ---------
Net income from continuing operations ..........       $  78,955            $ (36,831)         $  24,703            $  66,827
                                                       =========            =========          =========            =========

Earnings per common share:
  Basic ........................................       $    1.20                                                    $    1.01
  Diluted ......................................       $    1.19                                                    $    1.01

Weighted-average shares outstanding:
  Basic ........................................          65,936                                                       65,936
  Diluted ......................................          66,295                                                       66,295

   The accompanying notes are an integral part of these financial statements.

                              CALLAWAY GOLF COMPANY

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     CALLAWAY GOLF       TOP-FLITE GOLF       PRO FORMA
                                                  COMPANY HISTORICAL        COMPANY          ADJUSTMENTS            PRO FORMA
                                                      YEAR ENDED           YEAR ENDED        INCREASE /            YEAR ENDED
                                                   DECEMBER 31, 2002    DECEMBER 31, 2002    (DECREASE)         DECEMBER 31, 2002
                                                  ------------------    -----------------    -----------        -----------------
Net sales ......................................      $   792,064          $   259,018       $                     $ 1,051,082
Cost of goods sold .............................          393,068              148,905            (3,015)(e)           538,958
                                                      -----------          -----------       -----------           -----------
  Gross profit .................................          398,996              110,113             3,015               512,124

Operating expenses:
  Selling ......................................          200,153               91,108            (1,005)(e)           292,266
  General and administrative ...................           56,580               31,264             2,156 (d)
                                                                                                  (1,005)(e)            86,985
  Research and development .....................           32,182                3,964                                  36,146
  Impairment charge on intangible assets .......               --               18,431                                  18,431
  Gain on early extinguishment of debt .........               --              (35,090)           35,090 (g)                --
                                                      -----------          -----------       -----------           -----------
    Total operating expenses ...................          288,915              109,677            35,236               433,828
                                                      -----------          -----------       -----------           -----------

Income (loss) from operations ..................          110,081                  436           (32,221)               78,296
Other income (expense), net ....................            3,250                2,849                                   6,099
Interest expense ...............................           (1,660)             (37,852)           37,398 (c)            (2,114)
                                                      -----------          -----------       -----------           -----------
Income (loss) from continuing operations........
 before income taxes ...........................          111,671              (34,567)            5,177                82,281

Provision for (benefit from) income taxes ......           42,225               44,748           (54,883)(f)            32,090
                                                      -----------          -----------       -----------           -----------
Net income from continuing operations ..........      $    69,446          $   (79,315)      $    60,060           $    50,191
                                                      ===========          ===========       ===========           ===========

Earnings per common share:
  Basic ........................................      $      1.04                                                  $       .75
  Diluted ......................................      $      1.03                                                  $       .74

Weighted-average shares outstanding:
  Basic ........................................           66,517                                                       66,517
  Diluted ......................................           67,274                                                       67,274

   The accompanying notes are an integral part of these financial statements.

CALLAWAY GOLF COMPANY

         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

      Note 1 - Basis of presentation

      The accompanying pro forma unaudited consolidated condensed balance sheet and statement of operations present the financial position and results of operations of Callaway Golf Company (the "Company") and TFGC Estate Inc. (f/k/a, The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.), after giving effect to the acquisition of substantially all of the assets and assumption of certain liabilities of The Top-Flite Golf Company. The acquisition of the domestic operations of The Top-Flite Golf Company was completed on September 15, 2003, with the international operations acquisition completed on October 1, 2003.

      On September 15, 2003, the Company completed the acquisition of substantially all of the assets of The Top-Flite Golf Company (the "Seller") and thereafter completed the acquisition of certain additional assets related to the Seller's international operations (the "Acquisition"). The Acquisition was consummated pursuant to the terms of the Asset Purchase Agreement between the Seller and the Company, dated as of June 30, 2003, as amended (the "Asset Purchase Agreement"). The purchase price was initially determined through an arms-length negotiation between the parties and was subject to certain contingencies, including the approval of the Acquisition by the U.S. Bankruptcy Court. In connection with the approval process, the court approved the Company as the "stalking horse" bidder, permitting other qualified bidders to submit higher and better bids for the subject assets than the Company's bid. The court-ordered auction was conducted on September 3, 2003. The Company made the prevailing bid which was approved by the bankruptcy court on September 4, 2003.

      Pursuant to the court-approved bid, the Company agreed to acquire the Seller's assets for approximately $174,363,000 (approximately $169,294,000 cash and the assumption of approximately $5,069,000 of debt) and the assumption of certain liabilities. The cash portion of the purchase price was subject to adjustments for the amount of inventory and accounts receivable delivered at closing. The Seller delivered inventories, accounts receivable, fixed assets (primarily plant and manufacturing equipment), and all of Seller's golf patents, trademarks and intellectual property. Based on the actual amount of inventories and accounts receivable delivered, and certain other adjustments, the cash portion of the purchase price was adjusted downward by approximately $10,149,000. Accordingly, the adjusted cash portion of the purchase price was approximately $159,145,000. The purchase price is subject to further adjustment based upon the confirmation of the value of inventories and accounts receivable acquired in connection with the Acquisition.

      The Company paid the cash purchase price for the Acquisition out of cash on hand. The Company intends to continue the U.S. and foreign operation of the acquired golf business, including the use of acquired assets in the manufacture of golf balls and golf clubs and the commercialization of existing TOP-FLITE(R), STRATA(R) and BEN HOGAN(R) brands, patents and trademarks.

      The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." Under SFAS No. 141, the estimated aggregate cost of the acquired assets is 185,735,000, which includes cash paid ($159,145,000) transaction costs (approximately $6,002,000) and assumed liabilities (approximately $20,588,000). The estimated fair value of the assets exceeded the estimated aggregate acquisition costs. As a result, the Company was required to reduce the carrying value of the acquired long-term assets on a pro rata basis. A full determination of the allocation of the aggregate acquisition costs will be made within twelve months of the effective acquisition date, upon receipt of a final independent valuation analysis of tangible and intangible assets. It is anticipated that the final allocation will not differ materially from the preliminary allocation. The preliminary allocation, which includes the international operations of the Seller, is as follows (in thousands):

Assets Acquired:
   Accounts receivable, net .......................................   $  45,186
   Inventory, net .................................................      34,659
   Other assets ...................................................         682
   Property and equipment, net ....................................      56,786
   Intangible assets, net .........................................      48,465

Liabilities Assumed:
   Current liabilities ............................................     (15,760)

   Long term liabilities .........................................       (4,871)
                                                                      ---------
     Total net assets acquired ...................................    $ 165,147
                                                                      =========

Note 2 - Balance Sheet Pro Forma Adjustment

(a) To record the assets and certain liabilities of the Seller's international operations acquired on October 1, 2003. The purchase price was recorded as a prepaid asset by the Company as of September 30, 2003.

Note 3 - Statement of Operations Pro Forma Adjustments

(b)   To eliminate nonrecurring transaction costs incurred by the Seller.

(c)   To eliminate nonrecurring interest expense of the Seller.

(d) To record amortization of intangible assets related to player contracts, technology, license agreements and distributorships. Amounts are based on results derived from a preliminary independent valuation analysis. It is anticipated that the final amounts will not differ materially from the preliminary amounts.

(e) To record decrease in depreciation expense on Top-Flite Golf Company property and equipment. Amounts are based on results derived from a preliminary independent valuation analysis. It is anticipated that the final amounts will not differ materially from the preliminary amounts.

(f)   To record the tax effect of pro forma adjustments (at statutory rates -
      39%).

(g) To eliminate the gain on early extinguishment of debt in connection with the April 2002 recapitalization